UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 25, 2021	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial
Argentina Sociedad Anónima

Consolidated condensed interim financial
statements as of September 30, 2021 and for
the nine and three-month periods ended
September 30, 2021 and 2020

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30,
2021 AND 2020

CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Sales revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Related party transactions and balances
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Accumulated other comprehensive income
21 Borrowings
22 Accounts payable
23 Provisions
24 Tax liabilities
25 Cash and cash equivalents
26 Financial instruments
27 Non-cash transactions
28 Segment information
29 Compromises
30 Sale of interest in Yguazu Cementos S.A. - Discontinued operations
31 Argentine economic context
32 Ferrosur Roca S.A. concession
33 Effects of COVID-19 on the Group
34 Officially stamped books
35 Subsequent events

Information Report

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Nine months		Three months
	Notas	09.30.2021	09.30.2020	09.30.2021	09.30.2020

Net revenues	4	49,370,037	38,841,706	17,800,477	16,399,493
Cost of sales	5	(34,294,264)	(28,156,561)	(13,213,251)	(11,809,731)
Gross profit		15,075,773	10,685,145	4,587,226	4,589,762

Share of loss of associates	14	-	(553,024)	-	(553,024)
Selling and administrative expenses	6	(4,014,214)	(3,301,727)	(1,360,900)	(1,262,385)
Impairment of property, plant and equipment	12	(141,380)	(1,296,928)	(141,380)	(1,296,928)
Other gains and losses	7	178,797	87,837	34,657	8,456

Tax on bank accounts debits and credits	8	(498,341)	(492,440)	(173,579)	(202,596)

FINANCIAL RESULTS, NET
Exchange rate differences	9	(104,600)	1,897,580	(341,391)	3,131,105
Gain on net monetary position		1,621,905	487,993	342,109	162,931
Financial income	9	89,169	102,526	20,665	164,610
Financial expenses	9	(1,438,109)	(1,873,948)	(343,377)	(407,935)

Profit before tax		10,769,000	5,743,014	2,624,030	4,333,996

INCOME TAX EXPENSE
Current	10	(4,611,898)	(1,791,615)	(1,047,346)	(1,471,438)
Deferred	10	(2,937,165)	562,402	(87,146)	560,123

NET PROFIT (LOSS) FOR THE PERIOD		3,219,937	4,513,801	1,489,538	3,422,681

DISCONTINING OPERATIONS
Net profit for the period from discontinued operations	30	-	7,024,025	-	6,410,616
NET PROFIT (LOSS) FOR THE PERIOD		3,219,937	11,537,826	1,489,538	9,833,297

OTHER COMPREHENSIVE INCOME
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		-	(392,262)	-	(242,847)

TOTAL OTHER COMPREHENSIVE LOSS		-	(392,262)	-	(242,847)

TOTAL COMPREHENSIVE INCOME		3,219,937	11,145,564	1,489,538	9,590,450

Net profit (loss) for the period attributable to:
Owners of the Company		3,322,268	11,429,593	1,363,867	9,812,637
Non-controlling interests		(102,331)	108,233	125,671	20,660
NET PROFIT (LOSS) FOR THE PERIOD		3,219,937	11,537,826	1,489,538	9,833,297

Total comprehensive income attributable to:
Owners of the Company		3,322,268	11,229,535	1,518,183	9,688,782
Non-controlling interests		(102,331)	(83,971)	(28,645)	(98,332)
TOTAL COMPREHENSIVE INCOME		3,219,937	11,145,564	1,489,538	9,590,450

Earnings per share (basic and diluted):
From continued operations	11	5.6000	7.9704	2.3081	5.7824
From discontinued operations	11	5.6000	19.1763	2.3081	16.4634

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	09.30.2021	12.31.2020
ASSETS
Non-current assets
Property, plant and equipment	12	72,496,872	73,350,644
Right of use of assets	16	304,035	612,768
Intangible assets		213,679	263,416
Investments	18	4,767	4,767
Goodwill		47,548	47,548
Inventories	13	2,694,126	2,953,024
Other receivables	15	765,835	658,515
Total non-current assets		76,526,862	77,890,682

Current assets
Inventories	13	7,727,151	7,521,431
Other receivables	15	1,217,197	1,667,037
Trade accounts receivable	17	4,132,992	4,094,206
Investments	18	3,886,753	5,627,495
Cash and banks		402,516	365,165
Total current assets		17,366,609	19,275,334
Total assets		93,893,471	97,166,016

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	09.30.2021	12.31.2020
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	19,113,223	20,610,728
Reserves		41,183,876	25,637,747
Retained earnings		3,322,268	15,546,129
Equity attributable to the owners of the Company		63,619,367	61,794,604
Non-controlling interests		269,118	371,449
Total shareholders’ equity		63,888,485	62,166,053

LIABILITIES
Non-current liabilities
Borrowings	21	479,038	2,560,543
Accounts payable	22	-	140,292
Provisions	23	570,423	667,623
Salaries and social security payables		68,549	52,410
Lease liabilities	16	234,163	534,690
Other liabilities		77,881	153,080
Deferred tax liabilities	10	12,902,368	9,965,203
Total non-current liabilities		14,332,422	14,073,841

Current liabilities
Borrowings	21	3,480,298	6,260,698
Accounts payable	22	6,344,928	7,386,162
Advances from customers		798,050	1,002,425
Salaries and social security payables		1,873,034	1,947,427
Tax liabilities	24	2,933,037	3,949,947
Lease liabilities	16	86,388	192,293
Other liabilities		156,829	187,170
Total current liabilities		15,672,564	20,926,122
Total liabilities		30,004,986	34,999,963
Total shareholders’ equity and liabilities		93,893,471	97,166,016

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF SEPTEMBER 30, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital	Capital corresponding to treasury shares	Capital Adjustments	Capital adjustments of own shares	Share premium	Share premium for treasury shares	Merger premium	Cost of treasury shares	Legal reserve	Environmental reserve	Optional reserve	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2021	59,603	-	6,521,433	-	11,883,113	-	2,146,579	-	1,316,207	10,274	24,311,266	15,546,129	61,794,604	371,449	62,166,053

Resolved by Ordinary General
Shareholders’ Meeting dated April 20, 2021
Optional reserve											15,546,129	(15,546,129)

Purchase of treasury shares (Note 19)	(610)	610	(66,732)	66,732	(1,135,839)	1,135,839	-	(1,497,505)					(1,497,505)		(1,497,505)

Income for the period												3,322,268	3,322,268	(102,331)	3,219,937
Balances as of September 30, 2021	58,993	610	6,454,701	66,732	10,747,274	1,135,839	2,146,579	(1,497,505)	1,316,207	10,274	39,857,395	3,322,268	63,619,367	269,118	63,888,485

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF SEPTEMBER 30, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Capital Adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2020	59,603	6,521,433	11,883,113	2,146,579	1,078,109	10,274	20,963,895	86,409	615,706	7,158,369	50,523,490	4,159,328	54,682,818

Resolved by Ordinary General
Shareholders’ Meeting dated April 16, 2020
- Legal reserve					238,098					(238,098)
- Optional reserve							6,920,271			(6,920,271)
Resolved by Ordinary General Shareholders’ Meeting dated September 30, 2020:
Dividend distribution							(3,572,900)	(86,409)			(3,659,309)		(3,659,309)
Other comprehensive income									(200,060)		(200,060)	(192,202)	(392,262)
Reclassification of exchange differences on translation of foreign operations gains / (losses) (Note 30)									(415,646)		(415,646)		(415,646)
Derecognition of non-controlling interest due to sale of subsidiary (Note 30)												(4,191,287)	(4,191,287)
Cash contribution to Ferrosur Roca S.A.												553,024	553,024
Income for the period										11,429,593	11,429,593	108,233	11,537,826
Balances as of September 30, 2020	59,603	6,521,433	11,883,113	2,146,579	1,316,207	10,274	24,311,266	-	-	11,429,593	57,678,068	437,096	58,115,164

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF SEPTEMBER
30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	09.30.2021	09.30.2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period from continuing operations	3,219,937	4,513,801
Net profit for the period from discontinued operations	-	7,024,025
Net profit for the period	3,219,937	11,537,826
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	7,549,063	3,306,978
Depreciation and amortization	3,920,232	4,242,028
Provisions	(18,486)	(57,639)
Interest expense	(549,509)	(3,626,250)
Exchange rate differences	526,110	1,425,664
Share of loss of associates	-	553,024
Income on disposal of property, plant and equipment	(101,924)	59,505
Income from the operation of Yguazu Cementos S.A. (Note 30)	-	(9,101,790)
Impairment of property, plant and equipment	141,380	1,296,928
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System	57,504	164,260
Changes in operating assets and liabilities
Inventories	319,810	1,031,973
Other receivables	(423,733)	115,958
Trade accounts receivable	(1,227,192)	(346,087)
Advances from customers	(56,738)	521,906
Accounts payable	1,323,123	926,070
Salaries and social security payables	502,063	9,899
Provisions	(73,057)	(56,756)
Tax liabilities	269,601	(157,871)
Other liabilities	(100,272)	(35,700)
Gain on net monetary position	(1,621,905)	(487,993)
Income tax paid	(4,743,865)	(1,210,234)
Net cash generated by operating activities	8,912,142	10,111,699

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazu Cementos S.A. (Note 30)	372,672	11,427,931
Proceeds from disposal of property, plant and equipment	114,496	54,485
Payments to acquire property, plant and equipment	(4,343,056)	(10,976,377)
Payments to acquire intangibles assets	(20,067)	(6,335)
Payments to acquire investments	(2,028,713)	-
Contributions to F.F.F.S.F.I.	(65,933)	(76,421)
Net cash (used in) generated by investing activities	(5,970,601)	423,283

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,009,991	17,319,127
Interest paid	(446,515)	(3,874,496)
Lease liabilities	(125,378)	(148,823)
Repayment of borrowings	(4,629,706)	(23,325,057)
Purchase of treasury shares	(1,497,505)	-
Net cash used in financing activities	(5,689,113)	(10,029,249)

Net (decrease) increase in cash and cash equivalents	(2,747,572)	505,733
Cash and cash equivalents at the beginning of the period	5,992,660	2,431,753
Effect of restating in constant currency of cash and cash equivalents	(141,234)	(151,927)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(623,972)	4,306,862
Cash and cash equivalents at the end of the period	2,479,882	7,092,421

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1.            LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 97, beginning January 1, 2021.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as the “Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. Currently, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 10 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company integrated by the National State with a 16% stake, Cofesur S.A.U. 80% and 4% that the latter gave to the workers in trust. This company operates the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions of the Bidding Terms and Conditions and the Concession Agreement. On June 28, 2021, through Resolution No. 211 of the Ministry of Transportation, said request was rejected, so the railway concession will expire in its original term, that is, on March 10, 2023. However, the Group understands that, at the end of its concession, the controlled company will continue to provide the rail freight transport services that it currently provides, although it will do so as a freight operator under the terms established in Resolution No. 211, the Law N ° 27,132 and Decree N ° 1027 dated November 7, 2018, for which it must readjust various operational issues, once it hands over control of the railway infrastructure linked to its current concession. It is the Group's understanding that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired. As of the date of issuance of these condensed consolidated interim financial statements, the regulations on which the rail operators' scheme will operate as of March 2023, the date of completion, are still pending definition by the National State, as well as the negotiations to implement the operator contracts with the different parties involved. In this context, the Group is evaluating the possible business scenarios, also considering that its intention is to continue providing services as an operator of the railway network. Note 31 includes additional information on this matter.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material.

Finally, on August 21, 2020, the Company sold its stake in Yguazu Cementos S.A., a company based in the Republic of Paraguay dedicated to the manufacture and sale of cement. The information related to the sale of the participation and its main effects are described in Note 30.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-	Registration of the bylaws: August 5th, 1926, under No 38, Book 46.
-	Last amendment registered to the bylaws: July 13th, 2021, under No. 10,675 Book 103 of Companies by shares.
-	Correlative Number of Registration with the IGJ: 1,914,357.
-	Tax identification number [CUIT]: 30-50053085-1.
-	Date of expiration: July 3, 2116.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Parent company:

InterCement Trading e Inversiones Argentina S.L. with 51.0437% of the Company’s capital stock and votes.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote. Some of these shares are treasury shares as described in Note 19.

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying consolidated condensed interim statement of financial position as of September 30, 2021, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the nine and three month periods ended September 30, 2021 and 2020 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 issued on March 10, 2021. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2020 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2020, restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2020.

The results of operations for the nine-month periods ended September 30, 2021 and 2020 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.

As a consequence of the pandemic caused by the COVID-19 virus, which has caused global economic disruption, the Group has implemented active prevention programs in its different locations and contingent plans to minimize the risk related to the pandemic and continue with its operations; being the main measures and effects described in Note 33 to these interim consolidated financial statements. The Group's Management has considered the impact of COVID-19, and the current conditions of the economy and the market, for the preparation of the interim financial information, concluding that there are no changes in judgments and significant estimates disclosed in the consolidated financial statements as of December 31, 2020. Note 1 includes comments related to the effects on these consolidated condensed interim financial statements derived from the definition of the term for completion of the current Ferrosur Roca S.A. concession.

Due to the sale of the shareholding in Yguazu Cementos SA, described in Note 30, the results of the aforementioned business are presented as discontinued operations in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations". Consequently, all amounts related to discontinued operations within each item of the consolidated statement of comprehensive income are reclassified as discontinued operations. The cash flows from discontinued operations and earnings per share disclosed separately in Note 30, as well as additional information related to the operation carried out.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

These consolidated condensed interim financial statements were approved for issue by the Board of Directors on November 11, 2021, the date when the interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2020, issued on March 10, 2021.

On August 21, 2020, the Group sold its stake in Yguazu Cementos S.A., losing its control. For this reason, the information for the nine-month periods ended September 30, 2021, related to said company is presented as discontinued operations (Note 30).

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			09.30.21	12.31.20	09.30.20
Subsidiary name:

Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00

Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00

Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

(1) Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

	09.30.2021	12.31.2020

Current assets	1,331,760	1,330,867
Non-current assets	1,799,815	2,175,287
Current liabilities	1,403,839	1,204,075
Non-current liabilities	382,149	444,832
Equity attributable to the owners of the company	1,076,469	1,485,798
Non-controlling interests	269,118	371,449

	09.30.2021	09.30.2020
Nine-month period
Sales revenues	4,010,614	3,615,903
Financial results, net	(24,970)	508,209
Depreciations	(715,612)	(912,849)
Income tax	65,134	145,279
Loss for the period (*)	(511,661)	(1,183,926)

(*) The net loss as of September 30, 2021 includes a gain of 10,972 from eliminations of intragroup transactions.

	09.30.2021	09.30.2020
Nine-month period
Net cash generated by operating activities	150,216	191,691
Net cash (used in) generated by investing activities	(364,643)	849,603
Net cash generated (used in) by financing activities	246,923	(912,842)
Financial and holding results generated by cash	(12,823)	(18,657)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.3 Accounting policies

These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021, if any.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

•	Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of September 30, 2021, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2020.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

•	New standards

New standards and interpretations issued during the nine-month period ended September 30, 2021 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2020.

3.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2020, including those derived from the definition of the completion period of the current Ferrosur Roca S.A. concession mentioned in Notes 1 and 31.

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4.            REVENUES

	09.30.2021	09.30.2020
Nine-month period
Sales of goods	67,684,855	52,161,590
Domestic market	67,638,041	52,120,692
External customers	46,814	40,898

Services rendered	2,394,237	2,163,983

(-) Bonus / Discounts	(20,709,055)	(15,483,867)
Total	49,370,037	38,841,706

5.            COST OF SALES

		09.30.2021		09.30.2020
Nine-month period
Inventories at the beginning of the year		10,474,455		11,820,589
Finished products	645,133		842,003
Products in progress	1,232,569		2,629,141
Raw materials, materials, fuel and spare parts	8,596,753		8,349,445

Purchases and production expenses for the period		34,241,086		26,920,262

Inventories at the end of the period		(10,421,277)		(10,584,290)
Finished products	(585,619)		(514,897)
Products in progress	(1,772,120)		(1,695,359)
Raw materials, materials, fuel and spare parts	(8,063,538)		(8,374,034)

Cost of sales		34,294,264		28,156,561

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:
	09.30.2021	09.30.2020
Nine-month period
Fees and service fees	669,804	586,038
Salaries, wages and social security contributions	5,368,042	4,757,548
Transport and travelling expenses	235,030	184,895
Data processing	14,860	13,149
Taxes, contributions and commissions	686,183	545,377
Depreciation and amortizations	3,829,798	3,847,345
Preservation and maintenance costs	3,379,697	2,619,571
Communications	32,318	37,119
Leases	34,666	27,234
Employee benefits	143,854	105,203
Water, natural gas and energy services	5,726	8,614
Freight	3,585,049	2,214,712
Fuel	4,655,288	3,267,448
Insurance	110,554	96,340
Packaging	1,423,547	1,358,856
Electrical power	3,434,826	2,657,237
Contractors	2,527,003	1,845,040
Tolls	12,531	144,541
Canon (concession fee)	28,155	36,885
Security	164,006	205,228
Others	446,156	388,036
Total	30,787,093	24,946,416

6.            SELLING AND ADMINISTRATIVE EXPENSES

	09.30.2021	09.30.2020
Nine-month period
Managers and directors compensation and fees	326,462	261,863
Fees and compensation for services	260,722	333,461
Salaries, wages and social security contributions	957,526	791,280
Transport and travelling expenses	18,656	19,210
Data processing	103,073	69,472
Advertising expenses	153,071	52,559
Taxes, contributions and commissions	1,066,860	805,499
Depreciation and amortizations	271,817	305,822
Preservation and maintenance costs	8,617	12,111
Communications	28,911	33,237
Leases	17,819	15,101
Employee benefits	27,402	24,068
Water, natural gas and energy services	2,605	4,714
Freight	604,574	427,639
Insurance	83,158	74,795
Allowance for doubtful accounts	6,319	7,520
Security	9,009	8,208
Others	67,613	55,168
Total	4,014,214	3,301,727

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

7.            OTHER GAINS AND LOSSES

	09.30.2021	09.30.2020
Nine-month period
Gain (loss) on disposal of property, plant and equipment	101,924	(59,505)
Donations	(26,742)	(24,877)
Technical assistance services provided	5,211	6,986
Substitute responsible tax	-	(39,930)
Gain on tax credit acquired	62,078	-
Contingencies	(54,521)	(37,248)
Leases	96,307	136,041
Collection of sinester´s insurance	-	76,502
Miscellaneous	(5,460)	29,868
Total	178,797	87,837

8.            TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Pursuant to Law No. 27,432, the Argentine Executive Branch may set forth that the percentage of the tax mentioned that is not computable as payment on account of income tax should be progressively written down by up to 20% per year as from January 1, 2018. It can be established that in 2022 the tax set forth in Law No. 25,413, as subsequently amended, shall be fully computed as payment on account of income tax. On May 7, 2018, Decree 409/2018 was published in the Official Gazette; it established that taxpayers within the scope of the general twelve per thousand tax may apply 33% of the amounts credited and debited in the respective bank accounts to partial payment of income tax.

9.            FINANCIAL RESULTS, NET

	09.30.2021	09.30.2020
Nine-month period
Exchange rate differences
Profit from operations with titles and securities (Note 30)	-	4,293,423
Foreign exchange gains	583,611	-
Foreign exchange losses	(688,211)	(2,395,843)
Total	(104,600)	1,897,580

Financial income
Unwinding of discounts on provisions and liabilities	89,169	102,526
Total	89,169	102,526

Financial expenses
Interest from short-term investments	(789,965)	(110,018)
Interest on borrowings	(271,978)	(996,535)
Interest on leases	(34,806)	(56,511)
Tax interest	(49,362)	(63,234)
Unwinding of discounts on receivables	(21,229)	(199,171)
Others	(270,769)	(448,479)
Total	(1,438,109)	(1,873,948)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

10.            INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

In this regard, Law No. 27,260, promulgated on June 16, 2021, incorporated modifications on the corporate income tax rate, establishing a tiered structure of the applicable rates based on the level of accumulated taxable net income for each company, which can be 25%, 30% and 35%; maintaining the tax of 7% on the distribution of dividends.

The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these must be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the accounting values and the tax will be reversed or used. For this reason, the Group has considered its tax projections to establish the estimate rate that will apply in each year, in order to determine the value of temporary items and tax losses based on the estimated term of reversion and consumption.

The reconciliation of income tax expense for the nine-month periods ended September 30, 2021 and 2020 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

	09.30.2021	09.30.2020

Profit before income tax expense from continued operations	10,769,000	5,743,014
Profit before income tax expense from discontinued operations	-	9,101,790
Total profit before income tax expense	10,769,000	14,844,804
Statutory income tax rate	35%	30%
Income tax at statutory rate	(3,769,150)	(4,453,441)
Adjustments for calculation of the effective income tax:
Effects of disposal of shareholding of Yguazu Cementos S.A.	-	676,571
Non-recognized loss carryforwards in subsidiaries	(38,696)	(52,091)
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	(231,034)	579,953
Change in tax rate	(3,500,700)	(122,507)
Other non-taxable income or non-deductible expense, net	(9,483)	64,537
Total income tax expense	(7,549,063)	(3,306,978)

INCOME TAX
Current	(4,611,898)	(3,860,004)
Deferred	(2,937,165)	553,026
Total	(7,549,063)	(3,306,978)

Income tax included in the statement of comprehensive income	(7,549,063)	(1,229,213)
Income tax from discontinued operations	-	(2,077,765)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Likewise, the breakdown of deferred income as of September 30, 2021 and December 31, 2020 is as follows:

	09.30.2021	12.31.2020
Deferred tax assets
Loss carryforward from subsidiary	250,148	196,171
Leases	5,756	33,806
Provisions	65,466	74,069
Other receivables	47,762	40,144
Salaries and social security payables	22,255	13,102
Other liabilities	45,994	31,046
Trade accounts receivable	13,438	23,427
Others	596	8,561
Total deferred tax assets	451,415	420,326

Deferred tax liabilities
Investments	(4,177)	(32,025)
Property, plant and equipment	(10,784,456)	(7,332,643)
Inventories	(1,051,671)	(1,036,246)
Taxes payable (adjustment to reflect inflation for tax purposes)	(1,510,891)	(1,980,168)
Others	(2,588)	(4,447)
Total deferred tax liabilities	(13,353,783)	(10,385,529)
Total net deferred tax liabilities	(12,902,368)	(9,965,203)

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Nine months			Three months
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
Profit attributable to the owners of the parent company used in the calculation of earnings per share - basic and diluted
- From continued operations	3,322,268	4,750,584	1,363,867	3,446,477
- From continued and discontinued operations	3,322,268	11,429,593	1,363,867	9,812,637

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	593,259	596,026	590,895	596,026

Basic and diluted earnings per share (in pesos)
- From continued operations	5.6000	7.9704	2.3081	5.7824
- From continued and discontinued operations	5.6000	19.1763	2.3081	16.4634

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

12.            PROPERTY, PLANT AND EQUIPMENT

	09.30.2021	12.31.2020

Cost	170,396,227	167,388,295
Accumulated depreciation	(97,899,355)	(94,037,651)
Total	72,496,872	73,350,644

Land	930,319	930,319
Plant and buildings	12,555,601	13,263,508
Machinery, equipment and spare parts	35,760,699	17,341,646
Transport and load vehicles	1,418,228	1,734,692
Furniture and fixtures	56,166	70,766
Quarries	4,815,753	5,202,109
Tools	64,769	73,792
Construction in progress	16,895,337	34,733,812
Total	72,496,872	73,350,644

During the nine-month period ended on September 30, 2021, the construction of the new cement plant L´Amalí II, in the City of Olavarría, Province of Buenos Aires, continues with the construction works, under stringent health protocols established by the Provincial Government and the Group. In the first half of the year, the start-up of the crushing department was completed and the new primary crusher is in full operation. During the third quarter of this fiscal year, the oven and flour mill were inaugurated, which are already in full operation. As of September 30, 2021, the amount invested in such plant totaled 33,242,041.

12.1 Borrowing costs

The Group has taken several borrowings and has used instruments to pay accounts payable in foreign currency in order to fund a part of the investment mentioned above. IAS 23 sets forth that borrowing costs or other liabilities that are directly attributable to the acquisition, construction or production of an eligible asset that requires a substantial period before being ready for use, are capitalized as part of the cost of said asset, except for the portion of these costs that compensate the creditor for the effects of inflation, always provided that they may result in future economic benefits for the Group and may be measured on a reliable basis. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Borrowing costs include interest, foreign exchange losses and other costs incurred by the Group in connection with the execution of the respective borrowing agreements.

Due to the fact that the aforementioned indebtedness of the Group is mostly in foreign currency , it evaluates at each closing date whether the exchange gain or loss arising from such debts attributable to the construction of such asset constitutes an adjustment of the interest costs of those borrowings that should be capitalized together with those interests.. Based on the foregoing, the Group has not capitalized interest and foreign exchange losses during the nine-month period ended September 30, 2021.

12.2 Impairment of property, plant and equipment

At the end of the reporting period, the Group evaluates the book amounts of its tangible and intangible assets in order to determine if there are hints indicative of an impairment loss in these assets.

The Group calculates the recoverable amount for each cash generating unit. It is clarified that the recoverable value is the highest between fair value minus cost of sales and value in use. In order to estimate value in use, the estimated future cash flows are discounted from present value by application of a discount rate before Income tax that reflects market appreciations at the end of the year with respect to the time-value of money considering the risks that are specific to the asset.

The Group has considered many factors when reviewing impairment indicators, such as market capitalization, participation in each of the segments in which it operates, unused installed capacity, industry trends, among other factors. Although the impairment test will be carried out in December 2021, as of September 30, 2021, considering the start-up of the new L´Amalí plant, which has innovative technology that implies greater efficiency in operating costs compared to other facilities, and also taking into account other micro and macroeconomic factors, the Group's Management has carried out a detailed analysis of the use of its facilities considering the reallocation of production volumes derived from the operation of the new plant mentioned.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

As a result of the previously described scenario, the Group determined that certain facilities belonging to its cement plant called Sierras Bayas will not be used in the near future, since their volumes will be reallocated to the new plant, considering the volumes currently produced and sold. Therefore, the Group recognized a loss due to impairment of property, plant and equipment that amounted to 141,380 in the consolidated statement of condensed interim comprehensive income.

As of September 30, 2020, considering the particular impacts of the COVID-19 pandemic and the uncertainty of the Argentine economic situation, among other micro and macroeconomic factors, the Group has estimated a decrease in demand for rail logistics services provided and demand for stone from the aggregates cash-generating unit. As a result of the previously described scenario, the Group carried out an impairment test as of September 30, 2020 for the different cash-generating units, mentioned in Note 28, determining that the book value of the railway and aggregate cash-generating units exceed the value in use of the assets involved. As a result, the Group recognized a loss due to impairment of property, plant and equipment that amounted to 1,296,928 in the consolidated condensed statement of comprehensive income.

13.            INVENTORIES

	09.30.2021	12.31.2020
Non-current
Spare parts	2,824,555	3,056,464
Allowance for obsolete inventories	(130,429)	(103,440)
Total	2,694,126	2,953,024

Current
Finished products	585,619	645,133
Production in progress	1,772,120	1,232,569
Raw materials, materials and spare parts	4,605,997	4,806,899
Fuels	763,415	836,830
Total	7,727,151	7,521,431

14.            RELATED PARTY TRANSACTIONS AND BALANCES

The outstanding balances between the Group and related parties as of September 30, 2021 and December 31, 2020 are as follows:

	09.30.2021	12.31.2020
Related companies:
InterCement Brasil S.A.
Accounts payable	(97,483)	(120,671)
InterCement Trading e Inversiones S.A.
Other receivables	255,856	291,179
Accounts payable	(21,348)	(26,371)
Intercement Participações S.A.
Other receivables	137,894	63,047
Accounts payable	(219,022)	(245,399)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Summary of balances as of September 30, 2021 and December 31, 2020 is as follows:

	09.30.2021	12.31.2020

Other receivables	393,750	354,226
Accounts payable	(337,853)	(392,441)

The transactions between the Group and related parties for the periods ended September 30, 2021 and 2020 are detailed as follows:

	09.30.2021	09.30.2020

InterCement Brasil S.A. – Purchases of goods and services	-	(179)
InterCement Trading e Inversiones S.A. – Sales of services	3,586	76,275
InterCement Portugal S.A. – Services received	-	(313,526)
InterCement Participações S.A. – Sales of services	91,477	-
InterCement Participações S.A. – Services received	(478,474)	(112,248)

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 253,370 and 276,849 for the nine-month periods ended September 30, 2021 and 2020, respectively. Additionally, a loss has been accrued under the long-term incentive program for a total of 27,278 and 10,018 during the nine-month periods ended September 30, 2021 and 2020, respectively.

On the other hand, during this period the Group Meeting has approved the implementation of two new incentive programs in shares of the Company, one of them subject to the total return of the shareholders (Total Shareholder Return -TSR-), with the the purpose of attracting and retaining certain hierarchical employees of exceptional competence and strategic for the Group who meet certain eligibility criteria, seeking to align the long-term interests of the Group and its shareholders. As of the date of issuance of these condensed consolidated interim financial statements, the new incentive program has not been implemented.

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of September 30, 2021 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.

Taking into account the statutory conditions and the concession contract, Cofesur S.A.U. During the nine-month period ended September 30, 2020, it was integrated in favor of Ferrosur Roca S.A. 100% of a capital contribution of 1,813,536, but only 80% of the issued shares were subscribed in their favor, the rest of the shares having been issued in favor of the holders of Class “A” and Class “B” shares, resulting in a loss for the Group of 553,024, disclosed in the statement of comprehensive income, in the income line participation in companies.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

15.            OTHER RECEIVABLES

	09.30.2021	12.31.2020
Non-current
Advances to suppliers	600,588	425,003
Credit for sale of interest in Yguazu Cementos S.A.	-	57,594
Tax credits	71,378	52,487
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	163,565	180,489
Prepaid expenses	93,358	111,869
Guarantee deposits	511	1,871
Others	-	9,691
Subtotal	929,400	839,004
Allowance for doubtful receivables	(163,565)	(180,489)
Total	765,835	658,515

	09.30.2021	12.31.2020
Current
Turnover tax credits	89,165	158,325
Other tax credits	10,780	1
Credit for sale of interest in Yguazu Cementos S.A.	345,508	748,719
Related parties’ receivables (Note 14)	393,750	354,226
Prepaid expenses	161,028	248,967
Guarantee deposits	856	252
Reimbursements receivable	29,622	43,532
Advances to suppliers	51,123	31,818
Salaries advances and loans to employees	16,462	1,674
Receivables from sales of property, plant and equipment	32,078	38,325
Miscellaneous	86,825	41,198
Total	1,217,197	1,667,037

 16.            RIGHT OF USE OF ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of September 30, 2021 and December 31, 2020 is as follows:

	09.30.2021	12.31.2020

Lease liabilities:
At the beginning of the period / year	726,983	823,846
Additions	44,610	6,375
Interest accrued in the period / year	34,806	68,476
Foreign exchange gain (loss)	(85,647)	29,766
Decrease	(274,823)	-
Payments	(125,378)	(201,480)
At the end of the period / year	320,551	726,983

Right of use assets:
At the beginning of the period / year	612,768	760,643
Additions	44,610	6,375
Depreciations	(98,704)	(154,250)
Decrease	(254,639)	-
At the end of the period / year	304,035	612,768

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

17.            TRADE ACCOUNTS RECEIVABLE

	09.30.2021	12.31.2020

Accounts receivable	4,119,833	3,995,197
Accounts receivable in litigation	62,701	77,752
Notes receivable	9,920	22,949
Foreign customers	9,271	91,390
Subtotal	4,201,725	4,187,288
Allowance for doubtful accounts	(68,733)	(93,082)
Total	4,132,992	4,094,206

18.            INVESTMENTS

	09.30.2021	12.31.2020
Non-current
Investments in other companies
- Cementos del Plata S.A.	4,767	4,767
Total	4,767	4,767

Current
Short-term investments
- Mutual funds in pesos	2,077,366	3,241,376
- Fix-term deposits in pesos	-	2,386,119
- Public securities in pesos	1,809,387	-
Total	3,886,753	5,627,495

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	09.30.2021	12.31.2020

Capital	59,603	59,603
Adjustment to capital	6,521,433	6,521,433
Cost of treasury stock	(1,497,505)	-
Share premium	11,883,113	11,883,113
Merger premium	2,146,579	2,146,579
Total	19,113,223	20,610,728

The issued, paid-in and registered capital, consists of:

Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

Acquisition of treasury stock

On February 12, 2021, the Board of Directors of the Company approved a plan for the acquisition of treasury stock, for a period of 90 days and a maximum amount of 750 million. Acquisitions will be carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The purpose of the approved repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

On June 18, 2021, the plan to acquire treasury stocks was finalized, having reached the maximum amount to be invested is stipulated of up to 750 million.
On July 2, 2021, the Group's Board of Directors approved a new plan for the acquisition of treasury stocks, for a period of 60 days, for a maximum amount of 975 million or the lowest amount resulting from the acquisition to reach 10% of the capital stock. Treasury stock may not, on the whole, exceed the limit of 10% of the capital stock in accordance with Article 64 of the Capital Market Law. Such acquisition shall be made with realized and liquid profits, since the Company has the necessary liquidity to carry out the approved acquisition of treasury stock without affecting its solvency.

On September 3, 2021, the second plan to acquire treasury stocks was finalized, having reached a total amount of 563.8 million.

On September 24, 2021, the Group's Board of Directors approved a third plan for the acquisition of treasury stocks, for a period of 60 days, for a maximum amount of 700 million or the lowest amount resulting from the acquisition to reach 10% of the capital stock. Treasury stock may not, on the whole, exceed the limit of 10% of the capital stock in accordance with Article 64 of the Capital Market Law. Such acquisition shall be made with realized and liquid profits, since the Company has the necessary liquidity to carry out the approved acquisition of treasury stock without affecting its solvency.

Until the date of issuance of these financial statements, the Company acquired 7,578,394 treasury shares for a total value of 1,918,565 (1,642,150 shares worth 465,874 correspond to the new plan still in execution).

20.            ACCUMULATED OTHER COMPREHENSIVE INCOME

	09.30.2021	09.30.2020
Accrual for translation of foreign operations
Balance at the beginning of the year	-	615.706
Exchange differences on translating foreign operations	-	(200.060)
Reclassification of exchange differences on translation of foreign operations gains / (losses)	-	(415.646)
Balance at the end of the period	-	-

21.            BORROWINGS

21.1 Composition of borrowings

	09.30.2021				12.31.2020
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD

Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	298,256
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	349,992
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	972,016
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	233,626
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jul-21	-	57,533
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Aug-21	-	1,220,560
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Sep-21	-	193,529
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Oct-21	336,620	397,288
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Nov-21	431,725	509,547
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Dec-21	304,945	359,905
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jan-22	87,241	102,965
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Feb-22	45,676	53,908
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	690,666	821,905
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	625,950	744,892
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3-Month Libor + 7,5%	Nov-23	771,805	898,978

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Borrowings in foreign currency – EUR
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	-	-	191,111
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	-	-	45,593
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	-	-	242,249
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Jul-21	-	614,798
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Aug-21	-	54,359
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Sep-21	-	2,584
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Oct-21	172,227	412,496
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Nov-21	146,426	-
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Dec-21	58,024	-
Total borrowings in foreign currency				3,671,305	8,778,090

	09.30.2021				12.31.2020
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Overdrafts	Loma Negra C.I.A.S.A.	45%	Oct-21	11,635	24,200
Overdrafts	Ferrosur Roca S.A.	35%	Oct-21	276,396	18,951
Total borrowings in local currency				288,031	43,151
Total				3,959,336	8,821,241

Summary of borrowings by Company:	09.30.2021	12.31.2020

Loma Negra C.I.A.S.A.	3,682,940	8,802,290
Ferrosur Roca S.A.	276,396	18,951
Total	3,959,336	8,821,241

21.3 Movements of borrowings

The movements of borrowings for the six-month period ended September 30, 2021 are as disclosed below:

Balances as of January 1, 2021	8,821,241
New borrowings	1,009,991
Interest accrued	271,978
Effect of exchange rate differences	(1,067,653)
Interest payments	(446,515)
Principal payments	(4,629,706)
Balances as of September 30, 2021	3,959,336

As of Septembre 30, 2021, the long-term borrowings have the following maturity schedule:

Fiscal year
2022	95,739
2023	383,299
Total	479,038

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

22.            ACCOUNTS PAYABLE

	09.30.2021	12.31.2020
Non-current
Accounts payable for investments in property, plant and equipment	-	140,292
Total	-	140,292

Current
Suppliers	3,609,298	4,385,882
Related parties (Note 14)	337,853	392,441
Accounts payable for investments in property, plant and equipment and intangible assets	545,031	1,453,644
Expenses accrual	1,852,746	1,154,195
Total	6,344,928	7,386,162

23.            PROVISIONS

	09.30.2021	12.31.2020

Labor and social security	109,923	137,062
Environmental restoration	349,662	397,309
Civil and others	110,838	133,252
Total	570,423	667,623

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2021	137,062	397,309	133,252	667,623
Increases (*)	620	(26,181)	(8,133)	(33,694)
Uses (**)	(27,759)	(21,466)	(14,281)	(63,506)
Balances as of September 30, 2021	109,923	349,662	110,838	570,423

(*) Includes the effect of the inflation adjustment.
(**) Includes the application of provisions to their specific purposes.

24.            TAX LIABILITIES

	09.30.2021	12.31.2020

Income tax	1,980,047	3,101,987
Value added tax	677,692	558,395
Turnover tax	143,331	139,470
Other taxes, withholdings and perceptions	131,967	150,095
Total	2,933,037	3,949,947

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

25.            CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	09.30.2021	12.31.2020

Cash and banks	402,516	365,165
Short-term investments (Note 18)	2,077,366	5,627,495
Cash and cash equivalents	2,479,882	5,992,660

26.            FINANCIAL INSTRUMENTS

26.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	09.30.2021	12.31.2020

Debt (i)	3,959,336	8,821,241
Cash and cash equivalents	4,289,269	5,992,660
Net debt	(329,933)	2,828,581
Equity (ii)	63,888,485	62,166,053
Net debt to equity ratio	(0,01)	0,05

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

26.2 Categories of financial instruments

	09.30.2021	12.31.2020
Financial assets At amortized cost:
Cash and banks	402,516	365,165
Investments	1,809,387	2,472,981
Accounts receivable	5,022,141	5,332,021
At fair value through profit and loss:
Investments	2,077,366	3,236,538

Financial liabilities
Amortized cost	15,734,146	23,364,712

26.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 issued on March 10, 2021.

26.4 Fair value measurement

Fair value measurement is described in Note 33.8 to the annual consolidated financial statements.

From December 31, 2020 through September 30, 2021, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the nine-month period ended September 30, 2021.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of September 30, 2021 and December 31, 2020, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 21.

26.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

	09.30.2021	12.31.2020
Liabilities
United States Dollars	3,907,629	9,118,321
Euro	1,048,418	677,052
Real	46	56

Assets
United States Dollars	952,800	1,396,390
Euro	89,605	29,131
Real	4	5

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Effect of US Dollars	Effect of Euro

Loss for the period	738,707	239,703
Decrease in of shareholder's Equity	738,707	239,703

27.            NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the nine-month periods ended September 30, 2021 and 2020, respectively:

	09.30.2021	09.30.2020

- Acquisitions of property, plant and equipment financed with trade payables	111,049	38,017
- Right of use of assets	44,610	-

28.            SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified the continuing operations of its businesses as follows:

i)
Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.
iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.
v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

In the classification of activities by segments and in the information presented below, the “Cement - Paraguay” segment has been excluded since said operation has been discontinued as of August 21, 2020 due to the sale of the shareholding in said company (Note 30).

	09.30.2021	09.30.2020
Sales revenue
Cement, masonry cement and lime	39,029,082	21,432,666
Concrete	3,147,454	916,591
Railroad	3,572,379	2,167,036
Aggregates	603,544	201,978
Others	245,658	114,429
Inter-segment eliminations	(2,997,100)	(1,355,826)
Subtotal	43,601,017	23,476,874
Reconciliation - Effect from restatement in constant currency	5,769,020	15,364,832
Total	49,370,037	38,841,706

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	09.30.2021	09.30.2020
Cost of sales
Cement, masonry cement and lime	23,081,006	12,830,511
Concrete	3,322,028	1,259,907
Railroad	3,350,397	2,101,210
Aggregates	573,662	278,142
Others	156,782	78,304
Inter-segment eliminations	(2,997,100)	(1,355,826)
Subtotal	27,486,775	15,192,248
Reconciliation - Effect from restatement in constant currency	6,807,489	12,964,313
Total	34,294,264	28,156,561

	09.30.2021	09.30.2020
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	2,841,184	1,605,745
Concrete	49,412	537
Railroad	228,072	120,215
Aggregates	7,247	(2,499)
Others	88,374	50,382
Subtotal	3,214,289	1,774,380
Reconciliation - Effect from restatement in constant currency	621,128	1,439,510
Total	3,835,417	3,213,890

	09.30.2021	09.30.2020
Depreciation and amortization
Cement, masonry cement and lime	885,359	569,712
Concrete	47,098	167,607
Railroad	215,301	177,677
Aggregates	21,870	16,313
Others	3,816	3,312
Subtotal	1,173,444	934,621
Reconciliation - Effect from restatement in constant currency	2,648,084	3,193,479
Total	3,821,528	4,128,100

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	09.30.2021	09.30.2020
Sales revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	13,106,892	6,996,410
Concrete	(223,986)	(343,853)
Railroad	(6,090)	(54,389)
Aggregates	22,635	(73,665)
Others	502	(14,257)
Subtotal	12,899,953	6,510,246
Reconciliation - Effect from restatement in constant currency	(1,659,597)	961,009
Total	11,240,356	7,471,255

Reconciling items:
Tax on bank accounts debits and credits	(498,341)	(492,440)
Share of loss of associates	-	(553,024)
Impairment of assets - Cement	(141,380)	-
Impairment of assets - Railroad	-	(1,074,364)
Impairment of assets - Aggregates	-	(222,564)
Financial results, net	168,365	614,151
Income tax	(7,549,063)	(1,229,213)
Income from discontinued operations	-	7,024,025
Net profit for the year	3,219,937	11,537,826

In relation to the segregation of the results by geographic segment, the Group carries out 100% of its activities and operations in Argentina.

No customer has contributed 10% or more of the Group´s revenue for the nine-month periods ended September 30, 2021 and 2020, respectively.

29.            COMMITMENTS

The Group’s commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2020.

Likewise, the Group has agreed not to operate in the territory of Paraguay for five years from August 2020 and to provide certain assistance in the transition to the new direction in control of Yguazu Cementos for a period of 36 months.

Finally, during this period, the Group has signed a product sales contract by means of which it has agreed to supply concrete for a third party to carry out the development of a residential project in the province of Buenos Aires. The contract establishes that the Group will collect a portion of said concrete sales in kind, receiving three functional units of said real estate development once it is completed, for which the respective purchase-sale tickets have been signed. Additionally, the contract signed includes several rights and obligations for the parties in order to ensure the main mandate of the contract, which is the purchase and sale of concrete.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

30.            SALE ON INTEREST IN YGUAZU CEMENTOS S.A. – DISCONTINUED OPERATIONS

On August 21, 2020, Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazu Cementos S.A. (“Yguazu”), which represented 51.0017% of the capital stock of Yguazu. The sale was made to the local shareholder of Yguazu. For further information regarding this transaction, refer to Note 42 of the financial statements issued as of December 31, 2020.

As of the date of issuance of these financial statements, the Group has collected 97% of the total amount agreed for the operation, with the remaining balance to be collected in equal monthly installments, the last being collected in January 2022. Since the amount of the transaction has been established in foreign currency and that it has been made available abroad, during the nine-month period ended September 30, 2020, the Group has carried out various transactions with Argentine titles and securities denominated in US dollars purchased in the US market and sold in the Argentine market. This generated a gain that has been classified within financial results as “Gains from operations with securities and securities” (Note 9).

Due to the operation described above, the Group classified the results associated with the operation of Yguazu Cementos S.A. as a discontinued operation, which represented the entire operating segment of cement in Paraguay until August 21, 2020. With these results classified as discontinued operations, the cement segment in Paraguay is no longer presented in the segment note.

The results generated by the operation of Yguazu Cementos S.A. for the period ended September 30, 2020 are presented below:

09.30.2020

Revenues	4,066,911
Cost of sales and selling and administrative expenses	(3,063,395)
Financial results, net	(218,570)
Reclassification of exchange differences on translation of foreign operations	415,646
Gain on disposal of shareholding of Yguazú Cementos S.A.	7,901,198
Profit before tax	9,101,790

Income tax expense	(2,077,765)
Income from discontinued operations	7,024,025

Net profit from discontinued operations for the period attributable to:
Owners of the Company	6,679,009
Non-controlling interests	345,016

Earnings per share from discontinued operations (basic and diluted) attributable to:
Owners of the Company (in pesos)	11.2059
Non-controlling interests (in pesos)	0.5789

The summarized information of the cash flow statement generated by the operation of Yguazu Cementos S.A. for the period ended September 30, 2020, it is presented below:
09.30.2020

Net cash generated by operating activities	1,147,146
Net cash used in investing activities	(187,943)
Net cash used in financing activities	(3,524,241)
Effects of exchange rate variation on cash and cash equivalents in foreign currency	(21,368)
Net decrease in cash and cash equivalents from discontinued operations	(2,586,406)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

31.            FERROSUR ROCA S.A. CONCESSION

On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Freight Railway Network except by the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect.

Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.

The term of the concession is 30 years, which expires in March 2023, and provides an extension of an additional 10 years. The area of influence is concentrated in the center and south of the province of Buenos Aires, the north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén and Bahía Blanca.

Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018 and in line with the bidding terms and conditions and the concession agreement.

The concession contract that grants the operation of the aforementioned freight railway network has been renegotiated as a consequence of the process of renegotiation of the obligations originated in the Public Administration contracts from 2002 to 2005, including the preparation of an Act Agreement, ratified by the National Government in 2008, which contemplates the terms and conditions that were considered reasonable and convenient to adapt the Concession Contract, continuing in force all those stipulations of the Bidding Terms and Conditions of the aforementioned Contract that were not modified by the terms contained in the Minutes, and indicating that the Ministry of Federal Planning, Public Investment and Services has the power to carry out the interpretations, clarifications and modifications that are necessary to make to the Concession Contract duly signed, according to the changes determined by the aforementioned Minutes of Agreement.

Taking into account the request for an extension made in a timely manner, the Secretary of Transportation Management replied on March 20, 2019, informing that the readjustment of the concession contract will be substantiated within the orbit of the Special Contract Renegotiation Commission (“CERC”) created for this purpose and that said processing will include the analysis of the extension of the concession term up to a maximum of 10 years in order to enable the implementation of the “open access” modality.

On May 13, 2020, Ferrosur Roca S.A. sent a note to the Minister of Transportation stating that the request for an extension of the concession, duly submitted, is subject to the renegotiation and readjustment of the concession contract, in order to mitigate the consequences that seriously affect the business of said company and upset the balance of the concession contract.

In addition, on March 29, 2021, through Resolution No. 219/2021, the National Transportation Regulation Commission (“CNRT”) approved the Regulations of the National Registry of Railroad Operators and granted such capacity to Ferrosur Roca S.A. and the other current railway concessionaires. Pursuant to such Resolution, once the “open access” scheme is in force, any registered railroad operator will be allowed to provide railroad services regardless of who holds the ownership or possession of the facilities of the loading point or destination. On June 28, 2021 the Ministry of Transportation published in Official Gazette the Resolution No. 211 which rejected the request of extension of concession for all railways. Therefore, the railway concession operated by the Company will expire in its original term, that is, on March 10, 2023. Based on this, the objective of the National State is that the national railway network is based on a mixed modality, which works through a system of public and private freight operators and the National State managing the infrastructure and controlling the corresponding investment, thus allowing any registered rail operator to provide rail services regardless of who owns or owns the facilities of the point. of cargo or destination.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

However, the Group understands that, upon termination of its concession, it will continue to provide the rail freight transport services that it currently provides, although it will do so as a freight operator under the terms established in Resolution No. 211, the Law No. 27,132 and Decree No. 1027 dated November 7, 2018, for which it must readjust various operational issues, once it hands over control of the railway infrastructure linked to its current concession. It is the understanding of the Group's Management that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

As of the date of issuance of these condensed consolidated financial statements, a diverse series of regulations are still pending definition by the National State on which the scheme of railway operators will operate as of March 2023, the date of completion of the current concession held by Ferrosur Roca SA, together with the negotiations to implement the operator contracts with the different parties involved. In this context, the Group is evaluating the possible business scenarios, also considering that its intention is to continue providing services as operator of the railway network.

The Group has revalued all the accounting estimates affected by the definition of the term for completion of the current concession, not foreseeing significant associated effects to date. The Group will continue to monitor the new regulations that are issued, as well as the progress of the ongoing negotiations with the National State and will record any related effect as soon as it is possible to estimate it.

32.            THE ARGENTINE ECONOMIC CONTEXT

The central issues of the macroeconomic scenario in Argentina are as follows:

-	The economic activity in 2019 showed a fall that was subsequently sustained and increased due to the effect of the COVID-19 pandemic occurred in 2020.

-	The fall in activity and the consequent reduction in revenues has also produced a major tax imbalance.

-	This imbalance has been particularly driven by the issuance of money to finance the expansion of public spending allocated to subsidies to alleviate the effects of the COVID-19 pandemic.

-
The fall in the international reserves of the Central Bank of Argentina (“BCRA”), accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and use of foreign currency and on foreign payments, which in turn created a significant gap between the official exchange rate and that of freer foreign exchange markets.

-
The agreement reached in August 2020 with foreign private creditors for the exchange of notes for USD 63,500 million with maturities between 2029 and 2046 has been regarded as a positive aspect that made it possible to extend the first interest and principal payments until 2024 and represents savings of about USD 38 billion over the next 10 years.

-
The national consumer price index published by INDEC accumulated 36.1% in the year 2020 and 37% for the first nine months of fiscal year 2021. This increase occurs in an inflation scenario repressed by the prevailing recession, and due to a framework of uncertainty.

33.	EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the outbreak of a novel coronavirus (COVID-19) was declared a pandemic by the World Health Organization (WHO). In this regard, on March 19, 2020, the Argentine Executive Branch passed Executive Decree No. 297/2020, mandating social distancing in Argentina to prevent the effects of the pandemic.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

In compliance with such decree, the Group: (i) temporarily suspended the production and dispatch of cement, concrete and aggregates until such time as the necessary conditions to resume activities are in place; (ii) temporarily suspended the construction project of the second line of L´Amalí plant, in the City of Olavarría, until such time as the necessary conditions to resume activities are in place; (iii) implemented teleworking practices among its back office staff; and (iv) has created a Crisis Management Committee tasked with monitoring and assessing the adoption of measures to mitigate the effects of this crisis.

Accordingly, effective since April 6, 2020, the Group has resumed the production and dispatch of cement, concrete and aggregates. On the other hand, the Company has secured a permit to continue with the construction works of the second line of L´Amalí plant, under stringent health protocols established by the Provincial Government and the Group.

As a consequence of the second wave of COVID-19 infections that Argentina has been experiencing since March 2021, and as cases continue to increase, in accordance with Decrees No. 235 and No. 241/2021, the Executive Branch reinstated a limited number of restrictions on certain commercial operations and movement of people (such as the restriction of group tourist trips, closing of shopping centers, restrictions on the operation of stores between 7:00 p.m. and 6:00 a.m. 00:00 and 6:00 the next day) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021 and then extended until June 6, 2021. The second quarter of this fiscal year was the worst in number of infections, registering the highest monthly record of cases since the start of the pandemic.

Subsequently, and during the third quarter of this year, the number of infections has decreased significantly and steadily. Taking into account said decrease in contagions in all the jurisdictions of the country in the month of September, through Decree No. 678/2021, the National Government announced the relaxation of certain restrictions, increasing the capacity for certain activities, the end of the use of masks in open spaces, maintaining the allowed distance and the gradual opening of the borders until allowing the entry of all foreigners as of November 2021, among others.

Concerning the railroad business operated through the subsidiary Ferrosur Roca S.A., in the first quarter of this year the effect of COVID-19 has occasionally hindered the operation due to simultaneous cases in the Operations Control Center (CCO). During the second quarter, a record of positive cases was recorded, but after the closing of these financial statements, a significant decline in the contagion curve is noted, returning to the levels of the last quarter of 2020.

34.      OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, for administrative purposes, consolidated financial statements were not yet transcribed in the relevant certified books.

35.            SUBSEQUENT EVENTS

Acquisition of Treasury Stock

After the end of this period, the treasury stock buy-back program has continued to be carried out as mentioned in Note 19.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All
amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its subsidiaries dispatched 4,447,063 tons of cement and lime, and their net sales amounted to 49,370,037. Dispatches overall were 26% higher from those for the same period of the prior year.

Gross income amounted to 15,075,773 and the total comprehensive income for the nine-month period was 3,219,937. Said income accounts for a 71% decrease compared to the comprehensive income for the same period of the prior year.

On February 12, 2021, the Board of Directors of the Company approved a plan for the acquisition of treasury stock for a period of 90 days and a maximum amount of 750 million. On June 18, 2021, this plan was finalized, having reached the maximum amount to be invested is stipulated of up to 750 million.

On July 2, 2021, the Board of Directors of the Company approved a new plan for the acquisition of treasury stock for a period of 60 days and a maximum amount of 975 million. On September 3, 2021, this plan was finalized, having reached a purchase amount of 563.8 million.

Likewise, at its meeting on September 24, 2021, the Board of Directors of the Company resolved to approve a third plan to purchase treasury stocks for a period of 60 days and for a maximum amount of 700 million.

The purpose of the repurchase is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

Until the date of issuance of these interim financial statements, the Company acquired 7,578,394 treasury shares for a total value of 1,918,565 through the three repurchase plans implemented (1,642,150 shares worth 465,874 correspond to the new plan still in execution).

As of September 30, 2021, considering the start-up of the new L´Amalí plant, which has innovative technology that implies greater efficiency in operating costs compared to other facilities, and also taking into account other micro and macroeconomic factors, the Group's Management has carried out a detailed analysis of the use of its facilities considering the reallocation of production volumes derived from the operation of the new plant mentioned.

As a result of the previously described scenario, the Group determined that certain facilities belonging to its cement plant called Sierras Bayas will not be used in the near future, since their volumes will be reallocated to the new plant, considering the volumes currently produced and sold. Therefore, the Group recognized a loss due to impairment of property, plant and equipment that amounted to 141,380 in the consolidated statement of condensed interim comprehensive income.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All
amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2. EQUITY STRUCTURE, COMPARATIVE (*)

	09.30.2021	09.30.2020	09.30.2019	09.30.2018

Current assets	17,366,609	20,472,376	17,902,573	24,138,369
Non-current assets	76,526,862	76,972,581	83,358,186	58,275,724
Total assets	93,893,471	97,444,957	101,260,759	82,414,093

Current liabilities	15,672,564	24,564,058	30,252,119	23,439,141
Non-current liabilities	14,332,422	14,765,737	17,723,161	13,500,477
Total liabilities	30,004,986	39,329,795	47,975,280	36,939,618

Non-controlling interests	269,118	437,094	4,361,485	4,531,368
Shareholders’ equity attributable to owners of the company	63,619,367	57,678,068	48,923,993	40,943,107
Total shareholders’ equity	63,888,485	58,115,162	53,285,478	45,474,475

3. STRUCTURE OF RESULTS, COMPARATIVE (*)

	09.30.2021	09.30.2020	09.30.2019	09.30.2018

Gross income	15,075,773	10,685,145	13,373,783	12,342,934
Selling and administrative expenses	(4,014,214)	(3,301,727)	(3,852,865)	(3,994,679)
Share of loss of associates	-	(553,024)	-	-
Other gains and losses	178,797	87,837	25,928	15,386
Impairment of property, plant and equipment	(141,380)	(1,296,928)	-	-
Tax on bank accounts debits and credits	(498,341)	(492,440)	(566,914)	(568,225)
Financial results, net	168,365	614,151	(2,573,399)	(4,943,754)
Profit before tax	10,769,000	5,743,014	6,406,533	2,851,662
Income tax	(7,549,063)	(1,229,213)	(1,979,584)	(1,588,619)
Net profit for the period from continued operation	3,219,937	4,513,801	4,426,949	1,263,043

Net profit for the period from discontinued operations	-	7,024,025	1,014,368	702,935
Net profit for the period	3,219,937	11,537,826	5,441,317	1,965,978

Net profit for the period attributable to:
Owners of the company	3,322,268	11,429,593	5,201,235	1,740,704
Non-controlling interests	(102,331)	108,233	240,082	225,274

Other comprehensive income
Due to exchange differences	-	(392,262)	364,748	2,976,911
Total other comprehensive income for the period	-	(392,262)	364,748	2,976,911
Total comprehensive income for the period	3,219,937	11,145,564	5,806,065	4,942,889

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All
amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4. COMPARATIVE CASH FLOWS STRUCTURE (*)

	09.30.2021	09.30.2020	09.30.2019	09.30.2018

Net cash flows generated by operating activities	8,912,142	10,111,699	9,197,732	4,575,114
Funds (used in) / generated by investing activities	(5,970,601)	423,283	(17,585,687)	(6,392,432)
Funds (used in) / generated by financing activities	(5,689,113)	(10,029,249)	3,330,985	(3,245,268)
Total funds (used in) / generated by during the period	(2,747,572)	505,733	(5,056,970)	(5,062,586)

5. STATISTICAL DATA (*) (In tons)

	09.30.2021	09.30.2020	09.30.2019	09.30.2018

Production volume (**)	4,361,753	3,477,652	4,178,886	4,651,993

Sales volume (**)
Argentina	4,441,434	3,535,834	4,189,574	4,676,113
Abroad	5,629	4,767	2,812	3,615
Total	4,447,063	3,540,601	4,192,386	4,679,728

6. INDEXES

	09.30.2021	09.30.2020	09.30.2019	09.30.2018

Liquidity	1.11	0.83	0.59	1.03
Solvency	2.13	1.48	1.11	1.23
Capital immobilization	0.82	0.79	0.82	0.71

7. FUTURE PROSPECTS (**)

Forecasts for the Argentine economy show a GDP interannual growth for 2021 of about 8.3%, which will be a partial recovery after the sharp fall in 2020. We observe that the construction sector shows a stronger recovery during the year, being subject to the macroeconomic challenges of the country’s economic situation.

(*) The information presented for comparative purposes has been modified to give retroactive effect to the deconsolidation of the Yguazu Cementos S.A. operation. discontinued as of August 21, 2020.

(**) Information not examined or covered by the Review Report.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.